April 4, 2014
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Ron Alper

Re:	North Bay Resources, Inc. Preliminary Schedule 14C Information Statement Filed March 25, 2014 File No. 000-54213

Dear Mr. Alper:

We are counsel to North Bay Resources, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) received telephonically on April 2, 2014 and April 3, 2014 (the “Comments”) relating to the Company’s Preliminary Information Statement on Schedule 14C filed on March 25, 2014 (the “Schedule 14C”).  Set forth below are the Company’s responses to the Staff’s comments.

Information Statement on Schedule 14C Filed March 25, 2014

1.
In our telephonic discussions, which took place on each of April 2, 2014 and April 3, 2014, the Staff requested clarification regarding the purpose of authorizing additional shares of capital stock, and, if such purpose was related to the transaction disclosed on the Company’s Registration Statement on Form S-1 filed on March 18, 2014, the potential dilutive effect of the issuance of such additional shares of capital stock on the Company’s investors.

Response:

The Company will alter its disclosures upon filing its Definitive Information Statement on Schedule 14C as follows such that the disclosure under the heading “Effects of the Increase in Authorized common stock” will read, in its entirety, as follows:

“The additional shares of common stock will have the same rights as the presently authorized shares of common stock, including the right to cast one vote per share of common stock. Although the authorization of additional shares will not, in itself, have any effect on the rights of any holder of our common stock, the future issuance of additional shares of common stock (other than by way of a stock split or dividend) would have the effect of diluting the voting rights and could have the effect of diluting earnings per share and book value per share of existing stockholders.

At present, the board of directors has no plans to issue the additional shares of common stock authorized by the Amendment other than shares underlying and reserved for existing obligations as disclosed in the Company’s annual and quarterly reports, and our registration statements on Form S-1. However, it is possible that some of these additional shares could be used in the future for various other purposes without further stockholder approval, except as such approval may be required in particular cases by our charter documents, applicable law or the rules of any stock exchange or other quotation system on which our securities may then be listed. These purposes may include: raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies, and expanding the Company’s business or product lines through the acquisition of other businesses or products.

On October 7, 2009, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Tangiers Investors, LP (“Tangiers”) through which the Company may, at its discretion, periodically sell to Tangiers shares of its common stock for a total purchase price of up to $10,000,000. To date, we have drawn $2,041,800 from this facility and issued an aggregate of 45,094,833 shares, leaving $7,958,200 remaining to be drawn if the entire $10,000,000 available to us is to be received.  We filed a Registration Statement on Form S-1 on March 18, 2014 to register another 29,463,118 shares for issuance under this facility.  Tangiers may ultimately purchase all, some or none of the 29,463,118 shares of common stock not yet issued but registered in such offering. However, we have the right to control the timing and amount of any sales of our shares to Tangiers and we may terminate the Securities Purchase Agreement at any time at our discretion without any penalty or cost to us.  We estimate that we may need to register as many as 195,000,000 or more additional shares of our common stock, depending on market conditions, in order to obtain the full $10,000,000 available to us under the Securities Purchase Agreement with Tangiers.  As we may continue to draw down on this facility, we may need to issue a greater number of shares of common stock under the Securities Purchase Agreement, which in turn would expose our existing stockholders to greater dilution.

We could also use the additional shares of common stock that will become available pursuant to the Amendment to oppose a hostile takeover attempt or to delay or prevent changes in control or management of the Company. Although the Board’s approval of the Amendment was not prompted by the threat of any hostile takeover attempt (nor is the Board currently aware of any such attempts directed at the Company), nevertheless, stockholders should be aware that the Amendment could facilitate future efforts by us to deter or prevent changes in control of the Company, including transactions in which stockholders of the Company might otherwise receive a premium for their shares over then current market prices.”

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-2176.

Very Truly Yours,

/s/ Timothy O’Brien for
__________________
Gregory Sichenzia